Filed Pursuant to Rule 424(b)(3)
Registration No. 333-106667

PROSPECTUS SUPPLEMENT DATED NOVEMBER 21, 2003
(To Prospectus Dated September 10, 2003)

CYPRESS SEMICONDUCTOR CORPORATION

$600,000,000
(aggregate principal amount)

1.25% Convertible Subordinated Plus Cash NotesSM due June 15, 2008 and
the Common Stock Issuable Upon Conversion of the Notes

     This Prospectus Supplement, together with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities.

1. Selling Securityholders

     The table captioned “Selling Securityholders” commencing on page 40 of the Prospectus is hereby amended to reflect the following additions and changes:

	Principal Amount at
	Maturity of Notes		Number of Shares of	Percentage of
	Beneficially Owned	Percentage of Notes	Common Stock That	Common Stock
Name	That May Be Sold	Outstanding	May Be Sold(1)	Outstanding(2)

Geode U.S. Convertible
Arbitrage Fund, a Series of Geode Investors, LLC	3,000,000	*	165,516	*
Pandora Select Partners LP	6,000,000	1.0%	331,032	*
Wachovia Capital Markets LLC	11,500,000	1.9%	634,478	*
Whitebox Convertible
Arbitrage Partners LP	23,000,000	3.8%	1,268,956	1.0%

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of approximately 55.172 shares of our common stock for each $1,000 principal amount of notes and that we pay the $300 in cash rather than stock. However, this conversion rate will be subject to adjustment as described under “Description of Notes — Conversion of the Notes.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 120,256,352 shares of common stock outstanding as of November 4, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

2. Plan of Distribution

     The following sentence supersedes in part and supplements the information in the twelfth paragraph in the relevant section in the Prospectus.

     The following selling securityholders are underwriters within the meaning of the Securities Act: CIBC World Markets, Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., Forest Fulcrum Fund LLP, Jefferies & Co. Inc., U.S. Bancorp Piper Jaffray and Wachovia Capital Markets LLC.